SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 8, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F    ☒  Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 7, 2018 regarding “Ericsson Capital Markets Day 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: November 8, 2018

PRESS RELEASE November 7, 2018

Ericsson Capital Markets Day 2018

•	Focused company strategy remains unchanged, solid progress in strategy execution, updated financial targets and sales ambitions

•	2020 operating margin target, excluding restructuring, of more than 10% remains with increased sales ambition to SEK 210 – 220 b. for the Group (based on USD/SEK of 8.70)

•	The operating margin target for segment Managed Services is increased to 5% – 8%, and sales ambitions for segment Networks increased to SEK 141 – 145 b. in 2020

•	Long term target of more than 12% operating margin, excluding restructuring, to be reached no later than 2022, operating margin targets 2022 per segment presented

On November 8, Ericsson (NASDAQ: ERIC) will hold its Capital Markets Day 2018 in New York. The company will give an overview of its turnaround, strategy, and plans for future growth as well as details about its business segments and market trends.

Over the past seven quarters, focus has been on simplifying and stabilizing the business, including stopping the topline decline. Accelerated cost reduction activities and contract reviews have been implemented. There is good traction in the ongoing portfolio review. Moreover, the company’s increased investments in R&D for future growth combined with efficient cost control has proven successful with improved profitability as a result.

Börje Ekholm, President and CEO, says: “With our focused strategy we have created a strong foundation of stability and profitability. Our strengthened portfolio and competitive cost structure have enabled us to grow in the third quarter 2018, for the first time since 2014, on a constant currency basis, despite headwind from exited contracts and businesses. As the industry moves to 5G and IoT we are now preparing to take the next step to generate profitable growth in a selective and disciplined way.”

PRESS RELEASE November 7, 2018

Group profitability target and net sales ambition 2020

The ambition for net sales is increased to SEK 210 – 220 (190-200) b. by 2020, mainly driven by Networks. Of the increase in the sales ambition, SEK 5 b. is explained by currency and SEK 2 b. is explained by the inclusion of Red Bee Media, previously not included in the sales ambition.

In Networks, increased investments in R&D for technology and cost leadership will continue. Growth is expected to come from a stronger market, selective market shares gains, and expansion of the product portfolio into close adjacent markets. In 2019, investments in 5G trials will continue. The operating margin target for 2020 is unchanged at 15% – 17%.

In Digital Services, the top priority is returning to profitability. Continued cost reductions and efficiency improvements will contribute to reaching the target of a low single digit operating margin by 2020. Investments in a 5G-ready and cloud-native product portfolio continue. There is a strong market demand for the new portfolio driven by virtualization and 5G acceleration. At the same time, the legacy product sales decline faster than the new portfolio uptake. The lower net sales ambition for the segment is fully explained by the internal transfer of a business line to Managed Services.

In Managed Services, where a turnaround has been completed, focus is shifting to further improving profitability through investments in automation and Artificial Intelligence. Consequently, the operating margin target 2020 is increased to 5% – 8%.

In Segment Emerging Business and Other focus is on establishing new businesses for organic growth. The strategy is to capture new revenues through rapid and disciplined innovation building on 5G and IoT. For the current business portfolio, the target of break-even by 2020 is unchanged. However, in case of attractive new business opportunities, we may decide to scale up investments. We will manage emerging business initiatives for growth, based on positive NPV case-by-case and within 2022 Group targets.

PRESS RELEASE November 7, 2018

Long-term profitability

As previously communicated the long-term profitability target for the Group is an operating margin of more than 12% excluding restructuring. While the target level remains unchanged, the timing is now set to 2022 at the latest. Operating margin targets per segment for 2022 are found in the table below:

Financial targets and sales ambitions

(CMD 2017 numbers in brackets, when changed)

SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Group
2020 Net sales ambition	141 – 145 (128 – 134)	41 – 43	23 – 25	5 – 7	210 – 220
2020 Operating margins	15% – 17%	Low single digit	5% – 8% (4% – 6%)	Break–even (current business)	>10%
Operating margin by 2022, at the latest	15% – 17%	10% – 12%	8% – 10%	—	>12%

Note: All financial targets are based on USD/SEK at 8.70. Operating margin targets are all excluding restructuring charges.

Market development

Ericsson’s total addressable market is expected to grow between 2% – 3% CAGR from 2018 to 2022, broken down as follows: Radio Access Network 1% – 3%, Managed Services 2% – 4%, and Digital Services 1% – 4%.

Planning assumptions for all key segments are based on external sources.

Planning assumptions Q4 2018

The planning assumptions as stated in the third quarter report for 2018 remain. However, following the announcement to accelerate edge computing through a partnership with Limelight, we plan to reset Ericsson EdgeGravity, formerly known as Ericsson UDN, allowing for a leaner set-up of content delivery. These actions are expected to generate annual cost savings of SEK 0.2 b. starting from 2019.

PRESS RELEASE November 7, 2018

Related to this, Q4 2018 will be negatively impacted by SEK -0.5 b., of which SEK -0.2 b. of restructuring charges impacts cashflow.

Speakers and details of the event

President and CEO Börje Ekholm and CFO Carl Mellander, will be joined by members of the company’s Executive Team. The speakers include Erik Ekudden, CTO, Fredrik Jejdling, Executive Vice President and Head of Business Area Networks, Jan Karlsson, Head of Business Area Digital Services, Peter Laurin, Head of Business Area Managed Services, and Åsa Tamsons, Head of Business Area Technologies and New Businesses, Niklas Heuveldop, Head of Market Area North America, Arun Bansal, Head of Market Area Europe and Latin America, and Chris Houghton, Head of Market Area North East Asia.

Ericsson’s Capital Markets Day event can be accessed via the Ericsson website https://www.ericsson.com/en/investors/events-and-presentations/CMD2018. Presentation materials can also be downloaded from the website once the webcast has started.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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PRESS RELEASE November 7, 2018

Ericsson Investor Relations

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

PRESS RELEASE November 7, 2018

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2017.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

PRESS RELEASE November 7, 2018

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 23:45 CET on November 7, 2018.